





P.O. Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47 22 54 40 00
Telefax: +47 22 54 44 90
www.orkla.com

Ref.:
Terje Andersen, CFO, Tel: + 47 22544419
Ole Kristian Lunde, SVP Corporate Communications, Tel.: + 47 22544431

Date: 13 January 2005

ORK – Approval of the Corporate Assembly

Reference is made to the notice sent to the Oslo Stock Exchange on 10 January 2005 concerning the acquisition of a controlling interest in Elkem. Orkla's Corporate Assembly has today, Thursday, 13 January 2005, approved Orkla making a mandatory offer for all remaining Elkem shares.

Since Orkla's investment in Elkem will thereby become a part of Orkla's industrial area, all Elkem shares that are owned by Orkla's subsidiaries will today be transferred to Orkla ASA. This concerns the following subsidiaries and shares:

Rederiaktieselskapet Orkla:	7 shares
Nordstjernen Holding AS:	200 496 shares
Total:	200 503 shares

The shares have been transferred at a price of NOK 235 per share. The total number of Elkem shares held by Orkla remains unchanged as a result of these internal transactions.





Notice to Oslo Stock Exchange

P.O. Box 423 Skøyen, N-0213 Oslo, Norway
Telephone. +47 22 54 40 00
Telefax: +47 22 54 44 90
www.orkla.com

Ref.:
Terje Andersen, CFO, Tel: + 47 22544419
Ole Kristian Lunde, SVP Corporate Communications, Tel.: + 47 22544431

Date: 13 January 2005

ORK – Amendments to Articles of Association and changes in Board of Directors of Chips

As announced in the notice of 8 November 2004, Orkla has made an offer for all the outstanding shares in the Finnish listed company Chips Abp. The offer is conditional, among other things, on the provisions in the Articles of Association of Chips concerning restrictions on voting rights and concerning the obligation to redeem shares being annulled, and a new Board of Directors being elected in accordance with a proposal presented by Orkla. The stipulated amendments were adopted by a unanimous vote at an Extraordinary General Meeting of Chips 12 January 2005. Other conditions for the implementation of Orkla's offer are set out in the prospectus which may be found on Orkla's website, www.orkla.com.